Exhibit 1

PRESS RELEASE

Gentium Reports Fourth Quarter and
Year End 2010 Financial Results

•	Defibrotide Phase 3 interim data presented at ASH from on-going Treatment IND shows significant increase in complete response and decrease in mortality
•	On track to submit US and EU regulatory filings by end of Q2 2011
•	Total revenues of EUR 24.5 million (US$ 32.6 million). Cash flow positive and stronger cash position
•	Net income of EUR 4.08 million (US$ 5.41 million) marks first year of profitability

VILLA GUARDIA (COMO), Italy, March 28, 2011 (GlobeNewswire) — Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the quarter and year ended December 31, 2010. The Company reports its financial and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On December 30, 2010, EUR  1.00 = $1.3269.

“We are pleased to report that, for the first time, the Company achieved profitability for the full year, posting net income of EUR 4.08 million (US$ 5.41 million) for the year ended December 31, 2010,” stated Salvatore Calabrese, SVP Finance and Chief Financial Officer of Gentium S.p.A. “The Company has been cash flow positive and has significantly strengthened its cash position in 2010. Overall, total revenues doubled in 2010 compared with 2009. The product sales increased significantly as a result of increased distribution of Defibrotide through the expanded access programs and increased productivity of our manufacturing plant. We are pleased that we have achieved revenue within our range of guidance.  We expect to remain cash flow positive in 2011 and currently project product revenues to be in the range of €23 – €25 million ($30 – $35million) in 2011.”

“During the year, Gentium initiated and completed a number of pre-clinical and clinical studies required by regulatory authorities,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. “Currently, preparation of an electronic Common Technical Document (eCTD) is on-going and we remain on track to submit for marketing authorization to U.S. and European regulatory authorities by the end of the second quarter in 2011. Key events in 2010 have included the expansion of the existing license agreement with our commercial partner, Sigma-Tau, which included an upfront payment of $7.0 million; presentation of Defibrotide clinical results for VOD and acute GvHD at important international conferences, such as EBMT, ISH, APBMT and ASH;  and an increase in the uptake of Defibrotide around the world from 100 clinics to more than 240 in over 33 countries. We look forward to the projected milestones for 2011 and will strive to deliver on these during the course of this year”.

As previously announced, Gentium will host a conference call today at 8:00 a.m. ET / 2:00 p.m. CET to discuss the 2010 results and provide a business update. To participate in the call, please dial 1-866-966-9439 (US toll-free) or +44(0)1452-555-566 (international/toll) to register ten minutes before the call is scheduled to begin, using the Conference ID 54286328.

The call will also be broadcast live on the internet at http://www.gentium.com and will be archived for replay for 30 days. The replay can be accessed on the Company's website, http://www.gentium.com or at 1-866-247-4222 (US toll-free) or +44(0)1452-550-000 (international/toll) using Conference ID 54286328.

Company Highlights 2010:
•
Results of an interim analysis from the on-going Phase 3 Treatment IND, presented at the American Society of Hematology (ASH), showed a statistically significant increase in complete response and decrease in mortality when compared with a historical control. These data are consistent with the results of the previous clinical trials and clinical experience in the European compassionate use program. Furthermore, defibrotide has been well-tolerated in the clinical setting and experience in a large cohort of >1800 patients generally confirms that defibrotide does not increase the risk of complications in SCT patients.

•
The study on prevention of VOD in high risk patients, which showed a statistically significant reduction in incidence of VOD with defibrotide prophylaxis when compared with no treatment, was awarded the prestigious Van Bekkum award at the European Blood and Marrow Transplant Organisation meeting, Vienna, March 2010.

•
Defibrotide has been shown to have a significant effect on the prevention of incidence and severity of acute GvHD, presented at the International Society of Hematology (ISH), and suggests that defibrotide might be useful for additional post-stem cell complications.

•
Completion of preclinical and in-life clinical studies for regulatory purposes showing that defibrotide has low or no potential for drug-drug interactions and did not prolong the QT/QTc interval in volunteers. Defibrotide appears to have some effect on pregnancy and intrauterine development although given the VOD disease status and pre-transplant and chemo-inductive therapy regimens, pregnant females are unlikely to be included in the Defibrotide population.

•	The transfer of technology for drug product manufacturing has been successfully completed. Vials have been introduced in the majority of US clinics using defibrotide under the Phase 3 treatment IND.

•	Extension of the existing license agreement with Sigma-Tau to include the prevention indication for VOD in the Americas, providing for up to $15 million in milestone payments.

•	Restructuring and consolidation of most of the Company’s operations in Como, Italy.

•	Achievement of positive cash flow and profitability. Strengthening cash position.

•	Utilization of net operating losses to offset certain corporate taxes.

•	Reduction of outstanding long term debt.

•	Initiation of establishment of commercial infrastructure in Europe

Financial Highlights

For the fourth quarter ended December 31, 2010 compared to the prior year's fourth quarter:
•	Total revenues were EUR 6.11 million, compared with EUR 4.05 million
•	Operating costs and expenses were EUR 5.25 million, compared with EUR 4.08 million
•	Research and development expenses, which are included in operating costs and expenses, were EUR 1.48 million, compared with EUR 0.86 million
•	Operating income/(loss) was EUR 0.86 million, compared with EUR (0.04) million
•	Interest expense, net, was EUR 0.02 million, compared with EUR 0.01 million
•	Pre-tax income/(loss) was EUR 0.82 million, compared with EUR (0.05) million
•	Net income/(loss) was EUR 0.64 million, compared with EUR (0.05) million
•	Basic and diluted net income/(loss) per share was EUR 0.04, compared with EUR (0.003) per share

For the year ended December 31, 2010 compared with the prior year:
•	Total revenues were EUR 24.55 million, compared with EUR 10.17 million
•	Operating costs and expenses were EUR 20.08 million, compared with EUR 14.75 million
•	Research and development expenses, which are included in operating costs and expenses, were EUR 6.10 million, compared with EUR 3.51 million
•	Operating income/(loss) was EUR 4.47 million, compared with EUR (4.58) million
•	Interest expense, net, was EUR 0.09 million, compared with EUR 0.11 million
•	Pre-tax income/(loss) was EUR 4.47 million, compared with EUR (4.53) million.
•	Net income/(loss) was EUR 4.08 million, compared with EUR (4.53) million
•	Basic and diluted net income/(loss) per share was EUR 0.27, compared with EUR (0.30) per share
•	Cash provided/(used) in operating activities was EUR 8.24 million, compared with EUR (5.16) million
•	Cash and cash equivalents amounted to EUR 8.74 million as of December 31, 2010

Operating Results

Our product sales were €19.72 million for 2010 compared to €9.70 million for 2009, an increase of €10.02 million or 103%. The increase was primarily due to the distribution of Defibrotide through the named-patient and cost recovery programs initiated in April and October 2009, respectively. For the year ended December 31, 2010 and 2009, named-patient and cost recovery program sales amounted to €13.18 million and €4.90 million, respectively, which are net of €2.13 million and €0.79 million in service fees, respectively.

Sales to third parties increased from €9.51 million in 2009 to €19.72 million in 2010, an increase of €10.21 million or 107%.  The increase was primarily due to the launch of the named-patient and cost recovery programs in 2009, through which sales amounted to €13.18 million for 2010 compared to €4.90 million for 2009. Excluding such sales, sales to third parties for active pharmaceutical ingredients would have been €6.54 million and €4.61 million in 2010 and 2009, respectively, an increase of €1.93 million or 42%, primarily due to the increase in volume for sulglicotide.

Sales to a related party, Sirton, for the year ended December 31, 2010 and 2009 represented none and 2% of the total product sales, respectively.  The decrease in sales to a related party was primarily due to the fact that, in the second quarter of 2009, we terminated our supply agreement with Sirton and entered into direct sales agreements with Sirton’s customers in order to mitigate the risk associated with Sirton’s poor financial situation.

Other revenues were €4.84 million for 2010 compared to €0.47 million for 2009. The increase versus the prior year is primarily attributable to an increase in activities that were reimbursed from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to €1.14 million, and a ratable recognition of €3.41 million ($4.67 million) of the €5.11 million ($7.0 million) up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company. The up-front payment is being recognized ratably through the second quarter of 2011, which is when the Company expects to file a new drug application (NDA) for Defibrotide.

Our cost of goods sold was €5.79 million in 2010 compared to €4.00 million in 2009. The cost of goods sold as a percentage of product sales, was 29% in 2010 compared to 41% in 2009. The percentage decrease is primarily due to the higher margin on Defibrotide sold through the named-patient program and price increases in the active pharmaceutical ingredients business.  We wrote-off €0.37 million of inventory of heparin that may not have met good manufacturing practices.

We incurred research and development expenses of €6.10 million in 2010 compared to €3.51 million for 2009.  2009 research and development expenses were net of €0.85 million of government grants in the form of a tax credit, accrued as reduction of expenses. Excluding such grants, 2009 research and development expenses would have been €4.36 million. The increase from the comparable period in 2009 was primarily due to completion of a technology transfer and costs associated with pre-clinical and clinical studies such as reproductive toxicity, hERG channel, QT/QTc, pharmacokinetics of Defibrotide in healthy volunteers as well as regulatory consulting services associated with the completion of the eCTD.

Our general and administrative expenses were €5.84 million for 2010 compared to €6.04 million for 2009. 2010 and 2009 general and administrative expenses include a release of a reserve for doubtful accounts for €0.25 million and for €0.68 million, respectively, due to the offset of accounts receivable against the same amount of account payables due to the counterparty.  Excluding the effect of the release of the allowance, general and administrative expenses represent a slight decrease from the prior year mainly due to the closure of the New York office, decrease in payroll costs, and lower legal and public company expenses offset by an increase in stock based compensation costs.

Our restructuring charges were €1.10 million for 2010 compared to none for 2009. Restructuring charges of €0.95 million include one-time employee termination benefits, cost to terminate lease contracts and others exit costs resulting from a strategic decision to close down the New York office and to consolidate our resources and operations into our headquarters in Como, Italy. Additionally, we implemented a workforce reduction and recorded €0.16 million in one-time employee termination benefits, outplacement costs, termination notice and legal contractual compensation due upon early termination of certain employments agreements.

Income tax expenses primarily refers to the Italian Regional Tax on Productive Activities, or “IRAP,” and has a floating a statutory rate of 3.9%. The IRAP tax is not deductible for corporate purposes. The IRAP tax base is similar to the corporate tax base but does not permit a deduction for labor and interest.

Our net income was €4.08 million in 2010 compared to a net loss of (€4.53) million in 2009. The difference was primarily due to higher sales and margins associated with the named-patient and cost recovery programs and API business, increase in other income and revenues (including the ratable recognition as revenue of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company), and decrease in general and administrative expense offset by an increase in research and development expenses, restructuring charges and income tax expenses.

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

GENTIUM S.p.A.
BALANCE SHEETS

Amounts in thousands except share and per share data	As of December 31,
	2009	2010
ASSETS
Cash and cash equivalents	€1,392	€8,742
Available for sale securities	-	263
Accounts receivable	3,213	3,442
Accounts receivable from related parties, net of allowance of €1,099 and €849 as of December 31, 2009 and 2010, respectively	501	657
Inventories, net of allowance of €75 and €451 as of December 31, 2009 and 2010, respectively	1,551	2,364
Prepaid expenses and other current assets	1,431	541
Total Current Assets	8,088	16,009

Property, manufacturing facility and equipment, at cost	21,262	21,437
Less: Accumulated depreciation	11,545	12,839
Property, manufacturing facility and equipment, net	9,717	8,598

Intangible assets, net of amortization	76	54
Available for sale securities	263	-
Other non-current assets	23	13
Total Assets	€18,167	€24,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	€4,379	€4,308
Accounts payable to related parties	286	372
Accrued expenses and other current liabilities	1,907	1,902
Deferred Revenues	-	1,704
Current portion of capital lease obligations	67	70
Current maturities of long-term debt	408	1,098
Total Current Liabilities	7,047	9,454

Long-term debt, net of current maturities	3,098	1,759
Capital lease obligations	91	21
Termination indemnities	601	510
Total Liabilities	10,837	11,744
Share capital (€1.00 and no par value as of December 31, 2009 and 2010, respectively; 18,302,617 authorized as of December 31, 2009 and 2010; 14,956,317 shares issued and outstanding at December 31, 2009 and 2010)	106,962	108,485
Accumulated deficit	(99,632)	(95,555)
Total Shareholders’ Equity	7,330	12,930
Total Liabilities and Shareholders’ Equity	€18,167	€24,674

GENTIUM S.p.A.
STATEMENTS OF OPERATIONS

	For the three months ended December 31,			For the year ended December 31,
	2009	2010		2009	2010
Revenues:
Product sales to related party	€-	€		€195	€-
Product sales to third parties	3,714		4,845	9,507	19,715
Total product sales	3,714		4,845	9,702	19,715
Other revenues	61		139	129	289
Other revenues from related party	274		1,125	337	4,547
Total Revenues	4,049		6,109	10,168	24,551

Operating costs and expenses:
Cost of goods sold	872		1,501	4,002	5,786
Research and development	855		1,479	3,512	6,104
General and administrative	2,078		1,761	6,036	5,835
Restructuring charges	-		148	-	1,101
Depreciation and amortization	210		237	916	908
Charges from related parties	69		128	279	346
	4,084		5,254	14,745	20,080
Operating income/(loss)	(35)		855	(4,577)	4,471

Foreign currency exchange gain/(loss), net	(1)		(14)	162	90
Interest expense, net	(12)		(23)	(110)	(87)
Pre-tax income/(loss)	€(48)		818	(4,525)	4,474

Income tax expense:
Current	-		(181)	-	(397)
Net income/(loss)	€(48)		€637	€(4,525)	€4,077
Net income/(loss) per share:
Basic and diluted net income/(loss) per share	€(0.003)		€0.04	€(0.30)	€0.27
Weighted average shares used to compute basic net income/(loss) per share	14,956,317		14,956,317	14,956,317	14,956,317
Weighted average shares used to compute diluted net income/(loss) per share	14,956,317		15,245,385	14,956,317	14,956,317

GENTIUM S.p.A.
STATEMENTS OF CASH FLOWS

	For the three months ended December 31,		For the year ended December 31,
	2009	2010	2009	2010
Cash Flows From Operating Activities:
Net income/(loss)	(48)	637	€(4,525)	€4,077
Adjustments to reconcile net loss to net cash used in operating activities:
Write-down of inventory	(82)	232	19	375
Unrealized foreign exchange gain/(loss)	25	40	(223)	8
Depreciation and amortization	330	340	1,300	1,323
Stock based compensation	329	344	1,386	1,523
Loss on fixed asset disposal	2	4	2	24
Allowance for doubtful accounts	-	26	-	26
Release of allowance for doubtful accounts	(271)	-	(684)	(250)
Loss on marketable securities	2	-	2	-
Changes in operating assets and liabilities:
Accounts receivable	(1,009)	(17)	(2,603)	(499)
Inventories	(550)	(830)	(663)	(1,188)
Prepaid expenses and other current and noncurrent assets	507	131	524	900
Accounts payable and accrued expenses	1,416	(194)	363	(92)
Deferred Revenues	-	(852)	-	1,704
Tax accruals	-	181	-	397
Termination indemnities	-	3	(54)	(91)
Net cash provided by/(used in) operating activities	651	45	(5,156)	8,237

Cash Flows From Investing Activities:
Capital expenditures	-	(121)	(245)	(205)
Intangible assets expenditures	-	-	(3)	-
Sales of marketable securities	262	-	262	-
Acquisition of Crinos Assets	-	-	(4,000)	-
Net cash used in investing activities	262	(121)	(3,986)	(205)

Cash Flows From Financing Activities:
Repayments of long-term debt	(205)	(461)	(1,108)	(649)
Principal payment of capital lease obligation	(17)	(17)	(65)	(67)
Net cash used in financing activities	(222)	(478)	(1,173)	(716)

Decrease in cash and cash equivalents	691	(554)	(10,315)	7,316
Effect of exchange rate on cash and cash equivalents	(3)	6	216	34
Cash and cash equivalents, beginning of period	704	9,290	11,491	1,392
Cash and cash equivalents, end of period	1,392	8,742	€1,392	€8,742

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
SVP & CFO
scalabrese@gentium.it

or

The Trout Group
Christine Labaree, +1 646-378-2951
clabaree@troutgroup.com